SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MISONIX, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

Mr. Michael A. McManus, Jr.

MISONIX, INC.

1938 New Highway

Farmingdale, NY 11735

Telephone: (631) 694-9555

(Name, Address and Telephone Number of Person Authorized to Received Notices and Communications)

September 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 604871103

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. McManus, Jr.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

799,111

	8)	SHARED VOTING POWER

0

	9)	SOLE DISPOSITIVE POWER

799,111

	10)	SHARED DISPOSITIVE POWER

0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

799,111

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 7,443,527 shares outstanding at September 15, 2014, as disclosed by the Issuer in its Annual Report on Form 10-K, filed on September 17, 2014.

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Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of MISONIX, INC., a New York corporation (the “Company”). The Company’s principal executive offices are located at 1938 New Highway, Farmingdale, NY 11735.

Item 2. Identity and Background.

(a)-(c) This Statement is filed by Michael A. McManus, Jr. (“McManus”).

McManus is the Chief Executive Officer and President of the Company. McManus is a United States citizen and has a business address at c/o MISONIX, INC., 1938 New Highway, Farmingdale, New York 11735.

(d)-(e) McManus has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

McManus acquired the shares of Common Stock that are the subject of this Statement on September 15, 2014 by exercising options granted to him under the Company’s stock option plans to purchase 125,000 shares of Common Stock through a cashless exercise. The exercise price was $5.18 per share. After surrendering options to purchase 71,865 shares of Common Stock to pay the purchase price of the shares of Common Stock, McManus received 53,135 shares of Common Stock.

Prior to the foregoing exercise of options, McManus purchased shares of Common Stock (i) in open market transactions; (ii) in privately-negotiated transactions and (iii) through the exercise of stock options granted pursuant to the Company’s stock option plans. All such shares of Common Stock were acquired using personal funds.

Item 4. Purpose of Transaction.

(a)- (j) The shares of Common Stock owned by McManus are held for investment purposes. Except as described in this Item 4, McManus has no present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”) or (x) any action similar to any of those enumerated above. McManus expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, McManus reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, McManus may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of the Common Stock beneficially owned by him, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of his positions in, or to obtain greater exposure to, the Common Stock or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of his Common Stock by the Act and the Securities Act of 1933, as amended.

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Item 5. Interest in Securities of the Issuer.

(a) McManus beneficially owns (as defined by Rule 13d-3 under the Act) 799,111 shares, or 10.2% of the shares, of Common Stock outstanding as of September 15, 2014. 417,175 of such shares of Common Stock are issuable upon the exercise of vested options to purchase shares of Common Stock granted to McManus under the Company’s stock option plans.

(b) McManus has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 799,111 shares of Common Stock.

(c) Except for the acquisition of 53,135 shares of Common Stock upon the exercise of stock options described in Item 3 of this Statement, McManus did not effect any transaction in the Common Stock during the past sixty days.

(d) McManus is entitled to receive dividends or proceeds from the sale of shares of Common Stock by McManus.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between McManus and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed As Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2014

 /s/ Michael A. McManus, Jr.

Michael A. McManus, Jr.

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